

February 19, 2014

Via E-mail
Mr. Jose Gordo
Chief Financial Officer
magicJack VocalTec Ltd.
19 Hartom Street, Binat Building 5th Floor
Har Hotzvim, Jerusalem 9777518, Israel

      Re: magicJack VocalTec Ltd.
               Form 10-K for Fiscal Year Ended December 31, 2012
               Filed April 2, 2013
               File No. 000-27648

Dear Mr. Gordo:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Terry French for

               Larry Spirgel
               Assistant Director